EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

TAKE NOTICE that the 2016 Annual General and Special Meeting of the Shareholders of Coral Gold Resources Ltd. (hereinafter called the "Company") will be held at the Metropolitan Hotel Vancouver, Vancouver Room, 645 Howe Street, Vancouver, British Columbia, V6C 2Y9 on Friday, July 22, 2016 at 11:00 a.m. (Vancouver time) for the following purposes:

1)	to receive the Report of the Directors;

2)	to receive the financial statements of the Company for its fiscal year ended January 31, 2016 and the report of the Auditors thereon;

3)	to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

4)	to determine the number of directors and to elect directors;

5)	to ratify the 10% Rolling Stock Option Plan as described in the accompanying Information Circular;

6)

to consider and, if thought appropriate, pass, with or without amendment, a special resolution approving the sale of the Robertson Properties to Barrick Cortez Inc., as more particularly described in the Information Circular; and

7)	to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular, Form of Proxy, and a Request Form to receive annual and interim financial statements and management discussion and analysis. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Information Circular accompanying this Notice. Those who are unable to attend the meeting, or any adjournment thereof, are requested to read, complete, sign, and send the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

The Company may utilize Broadridge's QuickVoteTM service to assist Shareholders with voting their common shares. Certain Beneficial Holders (defined in the Information Circular) who have not objected to the Company knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill Advisory Group to conveniently obtain a vote directly over the phone. If you have any questions and/or need assistance in voting your shares, please call Laurel Hill Advisory Group at 18774527184 or 4163040211 (collect calls accepted) or email at assistance@laurelhill.com.

Pursuant to the Business Corporations Act (British Columbia), a shareholder of the Company may give a notice of dissent by registered mail or delivery addressed to the Company's registered and records office at Suite 1750 – 1185 West Georgia Street, Vancouver, B.C., V6E 4E6 by 5:00 p.m. (Vancouver time) on the business day that is two business days prior to the date of the Meeting. As a result of giving a notice of dissent, a shareholder of the Company may require the Company to re-purchase all of his shares in respect of which the notice of dissent was given in accordance with the dissent rights set out in the provisions of Part 8, Division 2 of the Business Corporations Act (British Columbia) attached as Schedule "A" to the Information Circular. Failure to comply strictly with such dissent procedures may result in the loss or unavailability of any right of dissent.

DATED at Vancouver, British Columbia, this 21st day of June, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

"David Wolfin"

David Wolfin,

President & Chief Executive Officer